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                                                               Exhibit (a)(5)(1)

FOR IMMEDIATE RELEASE

     UNITED STATES EXPLORATION, INC. ANNOUNCES RESULTS OF SELF-TENDER OFFER

DENVER, CO, December 24, 2002 - United States Exploration, Inc. (AMEX: UXP) today announced the results of its self-tender offer, which expired at 5:00 p.m., Mountain Time, on December 23, 2002. The company commenced the self-tender offer on November 21, 2002 to purchase up to 1,500,000 shares of its common stock at a price of $1.50 per share, net to the seller in cash, without interest.

Based on a count by the depositary for the tender offer, 139,590 shares of common stock were properly tendered and not withdrawn. The company accepted for purchase all shares properly tendered and not withdrawn in accordance with the terms of the offer. This represents less than 1% of the company's 18,855,906 issued and outstanding shares as of October 31, 2002.

Securities Transfer Corporation, as depositary, will promptly issue payment for all shares purchased in the offer.

United States Exploration, Inc. is engaged in the acquisition, exploration, development, production and marketing of natural gas and crude oil. The Company's reserves and producing properties are located in northeast Colorado. The Company's common stock trades on the American Stock Exchange under the symbol UXP.



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